

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Mark Stone
Chief Executive Officer
Gores Holdings VI, Inc.
6260 Lookout Road
Boulder, Colorado 80301

> **Re: Gores Holdings VI, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2021**
> **File No. 333-255050**

Dear Mr. Stone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed April 6, 2021

Questions and Answers
If I am a Public Warrant holder, can I exercise redemption rights with respect to my Public Warrants?, page 21

1. Clarify that although holders of the company's outstanding public warrants do not have redemption rights in connection with the business combination, if they choose to redeem shares of Class A stock, they may still exercise their warrants if the merger is consummated.

Summary, page 45

2. Please revise your risk summary to include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an

investment in the offering speculative or risky. Refer to Item 105 of Regulation S-K.

Risk Factors, page 52

3. We note the exclusive forum provision included in your amended and restated bylaws. Please include a risk factor highlighting the potential restrictions that the provision may have on the rights of investors.

Certain Financial Projections Provided to Our Board, page 116

4. Please tell us how your material assumptions provide a basis for the significant increases to the financial projection of your revenues and reasonably support such changes. Please disclose the estimated number of free and paid subscribers and estimated space under management for each projection year.

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 127

5. You state that this section "is a discussion of material U.S. federal income tax considerations for holders of our shares of Class A Stock that elect to have their Class A Stock redeemed for cash if the Business Combination is completed." Please revise to discuss the material tax consequences of the business combination to each company's stockholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Matterport Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Revenues, page 223

6. We note your subscription revenue increased 69% year over year, in which you indicate was primarily attributable to the higher volume of subscription plans from additional new subscribers. Please expand your disclosure to quantify the increase between new subscribers and revenue from additional sales to existing customers. Refer to Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 229

7. Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period,

Mark Stone
Gores Holdings VI, Inc.
May 4, 2021
Page 3

please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page F-8.

Description of Securities, page 249

8. Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

Beneficial Ownership of Securities, page 291

9. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Guggenheim Partners, LLC and Suvretta Capital Management, LLC.

Notes to Consolidated Financial Statements, page F-23

10. Please disclose the amount of long-lived assets located in the United States and in foreign countries. Refer to ASC 280-10-50-41.b.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology